CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND NOTES

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(UNAUDITED)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of SilverCrest Metals Inc. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company‘s circumstances.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Chartered Professional Accountants of Canada for a review of interim financial statements by an entity’s auditor.

2

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SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
AS AT

	March 31, 2017	December 31, 2016

ASSETS
Current assets
Cash and cash equivalents	$7,126,073	$8,928,717
Short term investment	4,000,000	4,000,000
Amounts receivable (note 6)	67,786	66,567
Taxes receivable	22,607	54,043
Prepaids	141,966	96,208
Total current assets	11,358,432	13,145,535

Non-current assets
Taxes receivable	609,543	408,970
Deposits	58,076	58,076
Equipment (note 5)	113,472	101,263
Exploration and evaluation assets (note 4)	5,373,154	4,160,633
Total non-current assets	6,154,245	4,728,942

TOTAL ASSETS	$17,512,677	$17,874,477

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 6)	$260,566	$283,288

Shareholders' equity
Capital stock (note 7)	19,439,054	19,362,804
Share-based payment reserve (note 7)	1,645,605	544,757
Deficit	(3,832,548)	(2,316,372)
Total shareholders' equity	17,252,111	17,591,189

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$17,512,677	$17,874,477

Nature of operations and going concern (note 1)

Approved by the Board and authorized for issue on May 17, 2017:

"Barney Magnusson”	Director	“Graham C. Thody”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE THREE MONTHS ENDED MARCH 31,

	2017	2016

Depreciation (note 5)	$6,998	$4,707
Exploration expenditures	7,781	7,867
Foreign exchange loss	8,328	125,349
Insurance	12,514	4,375
Interest income	(27,660)	(10,878)
Management and director fees (note 6)	78,546	26,250
Office and miscellaneous	25,509	11,190
Professional fees (note 6)	53,520	30,312
Regulatory and transfer agent fees	23,542	3,998
Rent and communications	40,803	29,963
Remuneration (note 6)	95,936	74,667
Share-based compensation (notes 6 and 7)	1,019,443	7,099
Shareholder and investor relations	53,051	26,966
Technical consultants (note 6)	30,917	11,070
Tradeshow and travel	86,948	37,212
Net and comprehensive loss for the period	$(1,516,176)	$(390,147)

Basic and diluted comprehensive loss per common share	$(0.03)	$(0.01)

Weighted average number of common shares outstanding	48,031,545	39,909,983

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
FOR THE THREE MONTHS ENDED MARCH 31,

	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$(1,516,176)	$(390,147)
Items not affecting cash:
Depreciation	6,998	4,707
Share-based compensation	1,019,443	7,099
Interest income	(27,660)	(10,878)
Changes in non-cash working capital items:
Amounts receivable	22,702	62,099
Taxes receivable	(169,137)	(52,307)
Prepaids and deposits	(45,758)	(49,024)
Accounts payable and accrued liabilities	(58,808)	(35,362)
Net cash used in operating activities	(768,396)	(463,813)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	76,250	6,750
Net cash provided by financing activities	76,250	6,750

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	3,739	3,190
Exploration and evaluation assets	(1,096,208)	(432,881)
Purchase of equipment	(18,029)	(7,423)
Net cash used in investing activities	(1,110,498)	(437,114)

Change in cash and cash equivalents, during the period	(1,802,644)	(894,177)
Cash and cash equivalents, beginning of the period	8,928,717	5,241,781
Cash and cash equivalents, end of the period	$7,126,073	$4,347,604

Cash and cash equivalents is represented by:
Cash	$765,483	$206,697
Cash equivalents	6,360,590	4,140,907
Total cash and cash equivalents	$7,126,073	$4,347,604

Non-cash investing activities
Capitalized to exploration and evaluation assets
Accounts payable and accrued liabilities	$114,820	$47,866
Share-based compensation	$81,405	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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SILVERCREST METALS INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)

	Capital stock		Share-based
			payment
	Number	Amount	reserve	Deficit	Total

Balance at December 31, 2015	39,887,607	$8,337,099	$253,052	$(574,947)	$8,015,204

Share-based compensation	-	-	7,099	-	7,099
Stock options exercised	70,840	13,957	(7,207)	-	6,750
Net and comprehensive loss for the period	-	-	-	(390,147)	(390,147)

Balance at March 31, 2016	39,958,447	8,351,056	252,944	(965,094)	7,638,906

Share-based compensation	-	-	344,653	-	344,653
Stock options exercised	481,574	87,835	(52,440)	-	35,395
Warrants exercised	2,099,996	419,999	-	-	419,999
Capital stock issued	5,232,500	11,511,500	-	-	11,511,500
Capital stock issuance costs	-	(1,007,586)	-	-	(1,007,586)
Stock options expired	-	-	(400)	400	-
Net and comprehensive loss for the period	-	-	-	(1,351,678)	(1,351,678)

Balance at December 31, 2016	47,772,517	19,362,804	544,757	(2,316,372)	17,591,189

Share-based compensation (note 7)	-	-	1,100,848	-	1,100,848
Warrants exercised (note 7)	381,250	76,250	-	-	76,250
Net and comprehensive loss for the period	-	-	-	(1,516,176)	(1,516,176)

Balance at March 31, 2017	48,153,767	$19,439,054	$1,645,605	$(3,832,548)	$17,252,111

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2017

1.	NATURE OF OPERATIONS AND GOING CONCERN

SilverCrest Metals Inc. (the “Company” or “SilverCrest”) is as Canadian precious metals exploration company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the TSX Venture Exchange under the symbol “SIL”. The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

While the Company currently has no source of revenue, its cash and cash equivalents of $7.1 million and short term deposits of $4.0 million contribute to working capital of $11.1 million, which management believes will be sufficient to fund its exploration activities, general working capital requirements, as well as property option payments for the next 12 months. The Company’s financial success is dependent on its ability to discover economically viable mineral deposits. In order to complete a phase II exploration program, the Company may require substantial additional financing, which is subject to a number of factors many of which are beyond the Company’s control. There is no assurance that future equity capital will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. These consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the period ended December 31, 2016, which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies, use of judgments and estimates were presented in notes 2 and 3, respectively, of these consolidated financial statements, and have been consistently applied in the preparation of these condensed consolidated interim financial statements.

Basis of preparation and measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on May 17, 2017.

These condensed consolidated interim financial include the accounts of the Company and its wholly-owned subsidiaries, Minera La Llamarada, S.A. de C.V., a Mexico corporation, and NorCrest Metals Inc., a Canadian corporation. The Company consolidates subsidiaries where the Company has the ability to exercise control. Control is achieved when the Company has the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation.

3.	NEW STANDARDS NOT YET ADOPTED

In July 2014, the IASB issued the final version of IFRS 9 – Financial instruments to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The amended standard is effective for annual periods beginning on or after January 1, 2018, with earlier adoption still permitted.

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SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2017

3.	NEW STANDARDS NOT YET ADOPTED

IFRS 15 was issued by the IASB on May 28, 2014, and will replace IAS 18 - Revenue, IAS 11 - Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018.

On January 13, 2016, the IASB issued IFRS 16 – Leases, the new leases standard. The standard is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 – Revenue from contracts with customers (“IFRS 15”) has also been applied.

The Company has not yet completed the process of assessing the impact that IFRS 9, IFRS 15, and IFRS 16 will have on its consolidated financial statements, or whether to early adopt these new requirements.

4.	EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers, and rights of ownership may be affected by undetected defects.

Cruz de Mayo Project, Sonora, Mexico

The Company has a 100% interest in two mineral concessions, Cruz de Mayo 2 and El Gueriguito, which are located in Sonora State, Mexico. The Company has the right to acquire a 100% interest in the El Guereguito concession by making annual staged option payments totalling US$1,000,000 until November 19, 2032. The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR royalty which ceases on cumulative payments of US$1,000,000. The remaining payments of US$755,000 are as follows:

•	US$50,000 on each 19th day of November 2017 to 2031; and
•	US$5,000 on November 19, 2032.

Las Chispas, Sonora, Mexico

The property is located in Sonora, Mexico, and consists of 20 concessions.

For four of the mining concessions, the Company has the right and option to purchase an undivided 100% title for total consideration of US$600,000. As at March 31, 2017, the remaining payments totalling US$545,000 are scheduled as follows:

•	US$35,000 on May 20, 2017;
•	US$60,000 on May 20, 2018;
•	US$100,000 on May 20, 2019; and
•	US$350,000 on May 20, 2020.

For 13 of the mining concessions, the Company received the right and option to purchase an undivided 100% title for total consideration of US$3,000,000. As at March 31, 2017, the remaining payments are as follows:

•	US$100,000 on June 2, 2017; and
•	US$2,725,000 (of which $500,000, at the Company’s option, can be paid in common shares of SilverCrest) on June 2, 2018.

For the two of the of the mining concessions, the Company entered into two separate option agreements in December 2015 and June 2016 to purchase these additional concessions for total consideration of US$150,000 each.

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SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2017

4.	EXPLORATION AND EVALUATION ASSETS (continued)

During the three months ended March 31, 2017, the Company paid $13,238 (US$10,000) for the concession entered into in December 2015. As at March 31, 2017, the remaining payments are as follows:

•	US$30,000 on December 11, 2017; and
•	US$100,000 on December 11, 2018.

For the concession entered into in June 2016, the remaining payments as at March 31, 2017 are as follows:

•	US$20,000 on June 15, 2017; and
•	US$100,000 on June 15, 2019.

For the remaining concession, 66.7% of the concession is owned and optioned to SilverCrest by a local Mexican company and the remaining 33.3% is owned and not optioned to SilverCrest by a local Mexican family. During the three months ended March 31, 2017, the Company paid US$5,000 ($6,624) for this concession.

Other properties in Mexico

The Company’s other Mexican exploration properties include Huasabas, Guadalupe, Angel de Plata and Estacion Llano.

The following table summarizes the Company’s exploration and evaluation asset expenditures:

	Cruz de Mayo	Guadalupe	Huasabas	Las Chispas	Other	Total
Balance at December 31, 2015	$48,509	$393,399	$53,087	$115,149	$12,577	$622,721

Acquisition costs:
Option and concession payments	45,090	97,061	1,540	233,595	61,100	438,386
Exploration and evaluation expenditures:
Assays	-	-	12,473	371,871	-	384,344
Camp costs	2,283	-	58,446	176,758	-	237,487
Drilling	-	-	168,393	1,642,359	-	1,810,752
Salaries and remuneration (note 6)	-	-	52,153	441,152	-	493,305
Share-based compensation (note 7)	-	-	-	22,564	-	22,564
Technical consulting services	-	15,841	-	43,980	-	59,821
Travel and lodging	-	2,504	6,930	81,819	-	91,253
Subtotal, additions	2,283	18,345	298,395	2,780,503	-	3,099,526
Balance at December 31, 2016	$95,882	$508,805	$353,022	$3,129,247	$73,677	$4,160,633

Acquisition costs:
Option and concession payments	4,371	46,106	529	22,669	29,023	102,698
Exploration and evaluation expenditures:
Assays	-	-	-	140,238	-	140,238
Camp costs	-	-	-	97,150	-	97,150
Drilling	-	-	-	637,565	-	637,565
Salaries and remuneration (note 6)	-	-	-	121,798	-	121,798
Share-based compensation (note 7)	-	-	-	81,405	-	81,405
Technical consulting services	-	-	-	16,257	-	16,257
Travel and lodging	-	-	-	15,410	-	15,410
Subtotal, additions	4,371	46,106	529	1,132,492	29,023	1,212,521
Balance at March 31, 2017	$100,253	$554,911	$353,551	$4,261,739	$102,700	$5,373,154

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SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2017

5.	EQUIPMENT

	Computer	Equipment	Vehicle	Total
Cost
Balance at December 31, 2015	$12,756	$7,429	$34,597	$54,782
Additions	6,155	39,618	29,464	75,237
As at December 31, 2016	18,911	47,047	64,061	130,019
Additions	10,017	9,190	-	19,207
As at March 31, 2017	$28,928	$56,237	$64,061	$149,226

Accumulated depreciation
Balance at December 31, 2015	$1,974	$625	$1,423	$4,022
Depreciation for the year	7,218	4,888	12,628	24,734
Balance at December 31, 2016	9,192	5,513	14,051	28,756
Depreciation for the period	1,758	1,773	3,467	6,998
As at March 31, 2017	$10,950	$7,286	$17,518	$35,754

Carrying amounts
As at December 31, 2016	$9,719	$41,534	$50,010	$101,263
As at March 31, 2017	$17,978	$48,951	$46,543	$113,472

6.	RELATED PARTY TRANSACTIONS

Professional fees

During the three months ended March 31, 2017, the Company paid or accrued professional fees of $16,093 (March 31, 2016 – $5,383), to Koffman Kalef LLP, a law firm of which the Company’s Corporate Secretary is a partner. At March 31, 2017, $13,362 (December 31, 2016 – $66,216) was payable to Koffman Kalef LLP.

Key management compensation

The Company’s key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company’s Chief Executive Officer, Chief Financial Officer, and Executive Vice President. Key management personnel compensation is summarized as follows:

	Three months ended	Three months ended
	March 31, 2017	March 31, 2016
Management fees (1)	$61,250	$26,250
Management remuneration(2)	33,766	-
Director fees	17,296	-
Share-based compensation(3)	951,606	5,406
	$1,063,918	$31,656

(1)	Management fees were paid to companies controlled by the Chief Executive Officer and Executive Vice President of the Company.
(2)	Remuneration and short-term benefits were paid to the Chief Financial Officer of the Company.
(3)	Share-based compensation is the fair value of the vested portion of stock options that have been granted to directors and officers of the Company.

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SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2017

6.	RELATED PARTY TRANSACTIONS (continued)

Other transactions

During the three months ended March 31, 2017, the Company:

•

paid remuneration of $33,480 (March 31, 2016 – $31,434) to an employee providing technical services who is an immediate family member of the Chief Executive Officer of the Company, of which $30,133 (March 31, 2016 – $21,948) was recorded as exploration and evaluation expenditures (note 4) and $3,347 (March 31, 2016 – $9,486) was expensed. The Company also recorded share-based compensation of $54,270 (March 31, 2016 – $Nil) for the vested portion of stock options granted to this employee which was recorded as exploration and evaluation expenditures (note 4);

•

paid consulting fees of $6,875 (March 31, 2016 – $Nil) and recorded share-based compensation expense of $13,568 (March 31, 2016 – $Nil), for the vested portion of stock options granted, to a consultant providing technical services who is an immediate family member of the Chief Executive Officer of the Company; and

•	paid remuneration of $Nil (March 31, 2016 – $5,234) to an employee providing administrative services who is an immediate family member of the Executive Vice President of the Company.

On October 1, 2015, the Company entered into an allocation of costs agreement with Goldsource Mines Inc. (“Goldsource”), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other reimbursable expenses. During the three months ended March 31, 2017, the Company allocated to Goldsource $49,375 (March 31, 2016 – $46,332) for its share of these expenses, of which $18,343 (December 31, 2016 – $40,360) was receivable from Goldsource at March 31, 2017.

7.	CAPITAL STOCK

Authorized shares

The Company’s authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

At March 31, 2017, the Company had 48,103,767 common shares and no preferred shares outstanding.

Three months ended March 31, 2017

The Company issued 381,250 common shares at $0.20 per share for gross proceeds of $76,250 on the exercise of warrants.

Year ended December 31, 2016

On December 6, 2016, the Company completed a prospectus offering of 5,232,500 units at a price of $2.20 per unit for gross proceeds of $11,511,500. Each unit consisted of one common share and one half warrant. Each whole warrant entitles the holder to purchase one common share at a price of $3.00 per share until December 6, 2018. In connection with the prospectus offering, the Company incurred $1,007,586 in capital stock issuance costs.

During 2016, the Company issued 552,414 common shares with a weighted average price of $0.08 per share for gross proceeds of $42,145 on the exercise of stock options. The Company also issued 2,099,996 common shares at a price of $0.20 per share for gross proceeds of $419,999 on the exercise of warrants.

Stock options

The Company has a “rolling 10%” Stock Option Plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a maximum of 10% of the then issued and outstanding common shares. The exercise price of any option will be the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of 10 years with vesting determined by the Board of Directors.

12

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2017

7.	CAPITAL STOCK (continued)

Stock options (continued)

A summary of the Company’s stock option transactions during the period (year) is as follows:

	Three months ended March 31, 2017		Year ended December 31, 2016
	Number of	Weighted average	Number of	Weighted average
	options	exercised price	options	exercised price
Outstanding, beginning of period (year)	3,900,005	$1.06	2,830,917	$0.14
Issued	100,000	2.55	1,625,000	2.32
Exercised	-	-	(552,414)	0.08
Expired	-	-	(3,498)	0.06
Outstanding, end of period (year)	4,000,005	$1.09	3,900,005	$1.06

During the three months ended March 31, 2017, the Company granted:

•	100,000 stock options, on January 3, 2017, to a newly appointed director that can be exercised at a price of $2.55 per share until January 3, 2022. These stock options vest over a 1 year period, with 25% vesting after each of 3 months, 6 months, 9 months, and 12 months after the grant date, respectively.

During the year ended December 31, 2016, the Company granted:

•	100,000 stock options, on October 17, 2016, to an officer that can be exercised at a price of $2.56 per share until October 17, 2021; and

•	1,525,000 stock options, on December 9, 2016, to directors, officers, employees, and consultants that can be exercised at a price of $2.30 per share until December 21, 2021.

Options granted during 2016 vest over a 1 year period, with 25% vesting after each of 3 months, 6 months, 9 months, and 12 months after the grant date, respectively.

Stock options outstanding and exercisable at March 31, 2017 are as follows:

		Options outstanding			Options exerciseable
		Number of shares	Remaining life		Number of shares
Expiry date	Exercise price	issuable on exercise	(years)		issuable on exercise
December 5, 2017 - December 10, 2019	$0.06	25,005	1.69	(1)	25,005
December 9, 2020	$0.16	2,250,000	3.70		2,250,000
October 17, 2021	$2.56	100,000	4.55		25,000
December 9, 2021	$2.30	1,525,000	4.70		381,250
January 3, 2022	$2.55	100,000	4.76		-
		4,000,005			2,681,255

(1) Weighted average remaining life

The weighted average remaining life of options outstanding is 4.11 years.

13

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2017

7.	CAPITAL STOCK (continued)

Share-based compensation

The fair value of options granted during the three months ended March 31, 2017 was estimated using the Black-Scholes Option Pricing Model using the following assumptions:

Three months ended March 31, 2017
Expected option life (years)	5
Expected volatility	79%
Expected dividend yield	-
Risk-free interest rate	1.05%
Expected forfeiture rate	1.00%
Fair value per share	$1.60
Total fair value	$160,166

During the three months ended March 31, 2017, the Company recognized share-based compensation expense of $80,258 for the vested portion of these stock options. The Company also recognized share-based compensation of $1,020,590 for the vested portion of stock options previously granted during 2016, of which $939,185 was expensed and $81,405 was capitalized as exploration expenditures (note 4).

During the three months ended March 31, 2016, there were no stock options granted; however the Company recognized share-based compensation expense of $7,099 for the vested portion of stock options previously granted during 2015.

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation and the fair value of warrants issued based on the residual method. At the time that stock options or warrants are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	Three months ended March 31, 2017	Year ended December 31, 2016
Balance, beginning of period (year)	$544,757	$253,052
Share-based compensation	1,100,848	351,752
Stock options exercised, reallocated to capital stock	-	(59,647)
Stock options expired, reallocated to deficit	-	(400)
Balance, end of period (year)	$1,645,605	$544,757

Warrants

Warrant transactions during the period (year) are as follows:

	Three months ended March 31, 2017		Year ended December 31, 2016
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Outstanding, beginning of period (year)	8,848,821	$1.03	8,332,567	$0.20
Issued	-	-	2,616,250	3.00
Exercised	(381,250)	0.20	(2,099,996)	0.20
Outstanding, end of period (year)	8,467,571	$1.07	8,848,821	$1.03

14

SILVERCREST METALS INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED - EXPRESSED IN CANADIAN DOLLARS)
THREE MONTHS ENDED MARCH 31, 2017

7.	CAPITAL STOCK (continued)

Warrants (continued)

The warrants outstanding at March 31, 2017 are as follows:

		Remaining life
Expiry date	Exercise price	(years)	Number of warrants
November 19, 2017	$0.20	0.64	5,851,321
December 6, 2018	$3.00	1.68	2,616,250
			8,467,571

The weighted average remaining life of warrants outstanding is 0.96 years.

8.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition and exploration of mineral property interests in Mexico.

Geographical segmented information is presented as follows:

March 31, 2017	Canada	Mexico	Total
Net loss (income) for the period	$1,530,045	$(13,869)	$1,516,176

Asset Information
Taxes receivable	$-	$609,543	$609,543
Deposits	$58,076	$-	$58,076
Equipment	$6,275	$107,197	$113,472
Exploration and evaluation assets	$-	$5,373,154	$5,373,154

March 31, 2016
Net loss for the period	$373,973	$16,174	$390,147

Asset Information
Deposits	$58,076	$-	$58,076
Equipment	$11,567	$41,909	$53,476
Exploration and evaluation assets	$-	$1,103,468	$1,103,468

9.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company’s financial instruments consist of cash and cash equivalents, short term investments, amounts receivable, deposits, and accounts payable. The carrying value of amounts receivable and accounts payable approximate their fair values due to the short periods until settlement. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The Company’s cash and cash equivalents and short term investments are measured using level 1 inputs.

10.	SUBSEQUENT EVENT

In early May, the Company’s Mexico subsidiary purchased a 2,500 hectare ranch which covers approximately 40% of the surface rights over the Las Chispas mining concessions. The remaining surface rights over the Las Chispas mining concessions are held by the Company’s Mexico subsidiary under previously negotiated 20 year lease agreements.

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